Securities and Exchange Commission
                           Washington. D.C. 20549

                                 FORM N-54A

           NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
           THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                    PURSUANT TO SECTION 54(a) OF THE ACT

           The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

 NAME:  Excelsior Private Equity Fund III, LLC

 ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

 114 West 47th Street, New York, New York 10036-1532

 TELEPHONE NUMBER (INCLUDING AREA CODE):  (212) 852-3125

 NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

 David I. Fann, Excelsior Private Equity Fund III, LLC,
 114 West 47th Street, New York, New York 10036-1532

      CHECK ONE OF THE FOLLOWING:

 [X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: February 23, 2000

 [ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

           The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

           The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

           The undersigned company certifies that it is a closed-end company organized under the Limited Liability Company Act of Delaware and with its principal place of business in New York, that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

           Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 23rd day of February, 2000.


 [SEAL]


                        Signature  Excelsior Private Equity Fund III, LLC
                                   --------------------------------------
                                             (Name of Company)

                        By: /s/ David I. Fann
                           --------------------------------------------
                             (Name of director, officer or general
                              partner signing on behalf of the company)


                              Manager, President and Co-Chief
                              Executive Officer
                           ---------------------------------------------
                                           (Title)


 Attest:  /s/ James F. Dorment
         --------------------------
          Name


         Manager and Corporate Secretary
         -------------------------------
         (Title)